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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

         [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10Q [ ] Form N-SAR For Period Ended: December 31, 1997
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART 1-REGISTRANT INFORMATION
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         Full Name of Registrant:           Cornerstone Bancshares, Inc.
         Address (Street and Number)        5319 Highway 153
         (City, State and Zip Code          Chattanooga, Tennessee 37343

PART II-RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ss. 23,047], the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (ss. 72,435), effective April 12, 1989, 54 F.R. 10306.]

PART III-NARRATIVE
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         This is Registrant's first filing of an Annual Report on Form 10-K.
Additionally, Registrant was a party to a merger in September 1997. As a result of the difficulty in combining the financial statements of the resulting institution, Registrant was unable to file electronically on a timely basis due to the unavailability of all financial information.
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PART IV-OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

     Linda M. Crouch                901                      526-2000
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         (Name)                 (Area Code)              (Telephone Number)





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         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes     [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Cornerstone Bancshares, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 1998
                                  /s/ Timothy L. Hobbs, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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